

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2022

Bharat B. Masrani
Chief Executive Officer
The Toronto-Dominion Bank
TD Bank Tower
Toronto-Dominion Centre
Toronto, Ontario
Canada M5K 1A2

> **Re: The Toronto-Dominion Bank**
> **Registration Statement on Form F-3**
> **Filed February 4, 2022**
> **File No. 333-262557**

Dear Mr. Masrani:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance